NO ACT

DC
IC
6-18-13

Act: 1933
Section: 5
Rule:
Public Availability: 6-18-2013

June 18, 2013



13002787

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oak Leaf B.V.
Incoming letter dated June 18, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that registration should not have to be required, the New Oak Shares are issued in connection with the Post-Offering Merger and Liquidation without compliance with the registration requirements under the Securities Act. In reaching this position, we particularly note the following:

- the New Oak Shares will be issued as merely an intermediate, transitory step in the Post-Offering Merger and Liquidation;

- the Liquidation Payment is expected to be made on the first business day after the Post-Offering Merger becomes effective;

- after the Liquidation Payment is made, there should be no basis to support any value for the New Oak Shares;

- New Oak will not take any action that would require a shareholder vote; and

- New Oak will not declare or pay dividends during the period following the Post-Offering Merger and preceding the Liquidation.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Matt S. McNair
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

June 18, 2013

Mail Stop 4561

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005-2111

Re: Oak Leaf B.V

Dear Mr. Breheny: Brian

In regard to your letter of June 18, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
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Securities Act of 1933
Sections 2(a)(3) and 5; Rule 145

June 18, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas J. Kim, Chief Counsel and Associate Director
Jonathan A. Ingram, Deputy Chief Counsel
Matthew S. McNair, Special Counsel
Office of Chief Counsel
Division of Corporation Finance

RE: Oak Leaf B.V. Offer for all of the Ordinary Shares of D.E. Master Blenders 1753 N.V.

Dear Messrs. Kim and Ingram:

We are writing on behalf of Oak Leaf B.V., a private limited liability company incorporated under the laws of the Netherlands ("Oak Leaf"), Acorn B.V., a private limited liability company incorporated under the laws of the Netherlands ("Acorn"), and Acorn Holdings B.V, a private limited liability company incorporated under the laws of the Netherlands ("Acorn Holdings" and, collectively with Oak Leaf, Acorn and Acorn Holdings, the "Bidders").

On April 12, 2013, Oak Leaf announced its intention to make a public offer (the "Offer") to acquire all of the ordinary shares, nominal value of EUR 0.12 (the "DEMB Shares"), of D.E Master Blenders 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands ("DEMB"). DEMB's Board of Directors (the "DEMB Board") has unanimously recommended the acceptance of the Offer to the shareholders of DEMB. The Bidders intend to structure the Offer to comply with applicable Dutch laws as well as with the U.S. federal securities laws, including Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent of the relief granted by the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to the letter issued to us, on behalf of the Bidders, dated May 21, 2013 (the "May 21st Letter").

The DEMB Board and Oak Leaf have agreed, subject to certain conditions, to implement certain post-offering transactions after the Offer concludes in order for Oak Leaf to acquire 100% of the DEMB and full ownership of DEMB's business. One of the potential post-offering transactions (the "Post-Offering Merger and Liquidation") would include DEMB merging with and into Oak Sub B.V., a private limited liability company incorporated under the laws of the Netherlands ("Oak Sub") and a wholly owned subsidiary of New Oak B.V., a private limited liability company incorporated under the laws of the Netherlands that is a wholly owned subsidiary of Oak Leaf ("New Oak" and, collectively with Oak Sub and the Bidders, the "Acquirors"), with Oak Sub as the surviving entity (such merger, the "Post-Offering Merger"). Each holder of one or more DEMB Shares immediately prior to the completion of the Post-Offering Merger would be allocated one or more shares in the capital of New Oak ("New Oak Shares") on a share-for-share basis as an intermediate, transitory step in an all-cash liquidation transaction conducted pursuant to Dutch law. Upon the completion of the Post-Offering Merger, New Oak would sell and transfer all issued and outstanding capital shares of Oak Sub (the "Oak Sub Shares") to Oak Leaf in exchange for a payment of cash and debt, New Oak would liquidate in accordance with Dutch law and each holder of New Oak Shares would immediately receive a predetermined, provisional distribution of cash equal to the consideration paid in the Offer, all as more fully described below. All of the steps of the Post-Offering Merger and Liquidation are expected to occur within three business days of the completion of the Offer.

We respectfully request on behalf of the Acquirors that the Staff confirm that it will not recommend enforcement action to the Commission if the allotment of the New Oak Shares in the Post-Offering Merger and Liquidation, as more fully described below, proceeds without registration under the Securities Act of 1933, as amended (the "Securities Act").

Please note that we are admitted to practice only in the State of New York and the District of Columbia. To the extent this letter describes matters of Dutch law, we have relied on advice from Stibbe N.V., Dutch counsel to the Acquirors.

I. Description of the Acquirors and DEMB

The Acquirors

Oak Leaf was incorporated on March 27, 2013 under the laws of the Netherlands. Oak Leaf has been incorporated to complete the purchase of the DEMB Shares under the Offer and has not carried on any business prior to the date hereof, other than with respect to the Offer and related equity and debt financing arrangements.

Oak Leaf is a wholly owned subsidiary of Acorn, which is itself a wholly owned subsidiary of Acorn Holdings, and Acorn Holdings is a wholly owned subsidiary of JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands.

New Oak is a wholly owned subsidiary of Oak Leaf and, as New Oak is a newly incorporated entity without any operational or other activities, New Oak will not have any assets or liabilities as of the closing of the Post-Offering Merger except for the paid up share capital at incorporation in the amount of EUR 0.12. New Oak and Oak Sub were incorporated for the sole purpose of the Post-Offering Merger and Liquidation.

The Bidders are members of a privately-held affiliated group of companies, operating under the Joh. A. Benckiser Group ("JAB") trade name. JAB is focused on long term investments in companies with premium brands in the fast-moving consumer goods category. JAB's portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet's Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. Joh. A. Benckiser also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category.

DEMB

According to publicly available information, DEMB is a leading, focused pure-play coffee and tea company that offers an extensive range of high-quality, innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand.

We understand that DEMB is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The DEMB Shares are listed for trading on NYSE Euronext in Amsterdam, under the symbol DE. There were 594,859,274 DEMB Shares outstanding as of April 12, 2013. The primary trading market for the DEMB Shares is NYSE Euronext in Amsterdam; trading of the DEMB Shares in the U.S. is only done over the counter and the average daily trading volume of the DEMB Shares in the U.S. over a recent twelve-month period was approximately 5.4%. At the time of the Post-Offering Merger, the DEMB Shares held by U.S. holders are estimated to be approximately 10% of all issued and outstanding DEMB Shares.

II. Description of the Transactions

The Offer

Oak Leaf and DEMB are parties to an amended and restated merger protocol, pursuant to which Oak Leaf agreed, subject to certain pre-commencement conditions, to commence the Offer. As noted above, the Offer is structured as a single offer made concurrently in the Netherlands and the United States, in compliance with applicable Dutch securities laws as well as with the U.S. federal securities laws, including Regulation 14D and 14E under the Exchange

Act, except to the extent of the relief granted pursuant to the May 21st Letter. In connection with the Offer, the Bidders have filed with the Commission a tender offer statement on Schedule TO, to which an offer memorandum (the "Offer Memorandum") is attached as an exhibit.

As described above, Oak Leaf will offer to purchase all of the outstanding DEMB Shares at a purchase price of EUR 12.50 per Share in cash (the "Offer Price"). The Offer will remain open for acceptance for an initial period of eight weeks. The Offer will be subject to conditions customary for offers of this type, including, among others, that (i) the number of DEMB Shares that are tendered in the Offer, (ii) the DEMB Shares that are directly or indirectly held by Oak Leaf or any of its affiliates and (iii) the DEMB Shares that are unconditionally and irrevocably committed to Oak Leaf or any of its affiliates shall represent at least 95% of all DEMB Shares on a fully diluted basis, and that the extraordinary general meeting of DEMB shareholders shall have adopted certain resolutions. If any condition is not satisfied or waived at the conclusion of the initial offer period, Oak Leaf may extend the acceptance period once for a period of at least two weeks and not more than ten weeks.

Oak Leaf's purpose is to acquire control of, and ultimately the entire equity interest in, DEMB. If at the completion of the Offer (including any and all extensions), Oak Leaf does not acquire 100% of the DEMB Shares, Oak Leaf intends to enter into one or more transactions to enable Oak Leaf or an affiliate of Oak Leaf to acquire all shares not acquired pursuant to the Offer.

As soon as possible following the Offer, Oak Leaf intends to procure that DEMB's listing on NYSE Euronext in Amsterdam will be terminated. Delisting may be achieved on the basis of 95% or more of the issued share capital of DEMB having been acquired by Oak Leaf or on the basis of a statutory merger.

The Post-Offering Transactions

If, following the settlement of the Offer, Oak Leaf and its affiliates, alone or together with DEMB, hold at least 95% of DEMB's aggregated issued share capital on a fully diluted basis, Oak Leaf shall commence a statutory buy-out, in accordance with applicable Dutch law, in order to acquire the remaining DEMB Shares not tendered and not held by Oak Leaf or DEMB. The DEMB Shares acquired in a statutory buy-out will be entitled to cash consideration equal to the Offer Price.

If, however, the Offer is declared unconditional and the sum of (i) the DEMB Shares that are directly or indirectly held by Oak Leaf or any of its affiliates and (ii) the DEMB Shares that are unconditionally and irrevocably committed to Oak Leaf or any of its affiliates represent more than 80% and less than 95% of all DEMB Shares on a fully diluted basis, at the time and date on which the Offer, as it may be extended from time to time, expires. The DEMB Board and Oak Leaf have agreed, subject to certain conditions, to implement the Post-Offering Merger and Liquidation in order for Oak Leaf to acquire 100% of the DEMB and full ownership of DEMB's business.

The possibility that the Post-Offering Merger and Liqudation will occur and the structure, timing and result of those transactions have been disclosed in the Offer Memorandum. DEMB shareholders will also have the opportunity to vote on the merger proposal relating to the Post-Offering Merger at an extraordinary general meeting of shareholders (the "DEMB Shareholder Meeting") to occur in the Netherlands at least six Dutch business days prior to the date on which the acceptance period under the Offer, as such period may be extended pursuant to the terms of the Offer, expires. DEMB shareholders will receive information about the DEMB Shareholder Meeting in accordance with the requirements of Dutch law. The occurrence of the Post-Offering Merger and Liquidation is conditioned on DEMB shareholders approving and adopting the merger proposal relating to the Post-Offering Merger at the DEMB Shareholder Meeting. DEMB shareholders, however, will not have any dissenters or appraisal rights related to the Post-Offering Merger.

In the Post-Offering Merger and Liquidation, DEMB will merge with and into Oak Sub, with Oak Sub as the surviving entity. Upon the completion of the Post-Offering Merger, (i) each holder of one or more DEMB Shares immediately prior to the completion of the Post-Offering Merger will receive one or more New Oak Shares on a share-for-share basis as a transitory step in a liquidation transaction conducted pursuant to Dutch law, (ii) Oak Sub will acquire all assets and liabilities of DEMB by operation of law, (iii) DEMB will cease to exist and (iv) DEMB will be delisted from NYSE Euronext in Amsterdam. Following the completion of the Post-Offering Merger, each holder of one or more DEMB Shares immediately prior to the completion of the Post-Offering Merger will hold an equal number of New Oak Shares. In addition, Oak Leaf will continue to hold New Oak Shares.

Upon the completion of the Post-Offering Merger, New Oak will sell and transfer all Oak Sub Shares to Oak Leaf (the "Share Sale") in exchange for a payment equal to the product of (x) the Offer Price multiplied by (y) the total number of New Oak Shares issued and outstanding immediately prior to completion of the Share Sale, excluding any New Oak Shares held by New Oak, without interest (the "Consideration"). A portion of the Consideration equal to the product of (x) the Offer Price multiplied by (y) the total number of DEMB Shares held by Oak Leaf and its affiliates immediately prior to completion of the Share Sale shall be paid by means of a loan note (the "Note"). The remainder of the Consideration will be paid in cash (the "Cash Consideration").

Prior to the date of the Post-Offering Merger, Oak Leaf as sole shareholder of New Oak will resolve to dissolve and liquidate New Oak in accordance with Dutch law (the "Liquidation") subject to consummation of the Post-Offering Merger and completion of the Share Sale. As a result, the Liquidation will commence upon completion of the Share Sale. It is expected that the liquidator will arrange for a liquidation distribution by New Oak to the New Oak shareholders in advance of the Liquidation, which will result in the payment of an amount equal to the Offer Price for each New Oak Share held by a New Oak shareholder (the "Liquidation Payment"). The Cash Consideration will be used to fund the payment in cash of the Liquidation Payment to each shareholder of New Oak, other than Oak Leaf, in connection with the Liquidation. The Note will be used to fund the payment of the Liquidation Payment to Oak Leaf in connection with the Liquidation.

It is expected that the Share Sale will be completed on the first business day after the Post-Offering Merger becomes effective. It is also expected that the Liquidation will commence and the Liquidation Payment will be made on the same day as the Share Sale and, unless any creditor or other party entitled thereto files an opposition with the competent court in the Netherlands, it is expected that the Liquidation will be completed after approximately two to three months. Following the payment of the Liquidation Payment, the New Oak shareholders will remain New Oak shareholders until the completion of the Liquidation, but, after the payment of the Liquidation Payment, it is not expected that New Oak will make any further distributions by means of an advance liquidation distribution or otherwise. Once the final liquidation distribution, if any, has occurred, New Oak will be effectively liquidated and will cease to exist by operation of law.

In the effectuation of the Post-Offering Merger and Liquidation, due consideration will be given to the interests of minority shareholders of DEMB and all such minority shareholders, including any U.S. holders, will be treated equally in accordance with applicable laws. The withholding and other taxes, if any, imposed on a New Oak shareholder, however, may be different from, and possibly greater than, the taxes imposed on a DEMB shareholder that tenders its DEMB Shares under the Offer.

III. Relief Requested

Although the Post-Offering Merger and Liquidation involves the allotment of New Oak Shares to DEMB shareholders, it is our view that such allotment of New Oak Shares should not have to be registered pursuant to Section 5 of the Securities Act. We respectfully request on behalf of the Acquirors the Staff's confirmation that it will not recommend enforcement action to the Commission if the allotment of the New Oak Shares as described herein proceeds without registration under the Securities Act.

The allotment of the New Oak Shares is merely an intermediate, transitory step in the Post-Offering Merger and Liquidation. When DEMB shareholders consider whether to sell their DEMB Shares in the Offering and vote on the Post-Offering Merger, they will be fully informed that when the Bidders proceed with the Post-Offering Merger and Liquidation after the Offer has concluded, any holders of DEMB Shares at that time will be subject to the preapproved Liquidation. As a result, DEMB shareholders will not make any investment decision at the time that the New Oak Shares are offered or allotted. The value of the New Oak Shares is a predetermined cash Liquidation Payment, which will be equal to the Offer Price, and that payment is expected to be made within one day of the Post-Offering Merger and shortly after the Offer concludes. After the Liquidation Payment is made, there should be no basis to support any value for the New Oak Shares. New Oak shareholders will receive the Liquidation Payment without having to take any action. Holders of New Oak Shares will not have control over the ultimate disposition of the New Oak Shares or any investment risk related to the value of the shares.

The New Oak Shares will not be listed on an exchange and there is no public market expected for the New Oak Shares. New Oak will also not have any business operations or acquire any assets after the Post-Offering Merger. Holders of New Oak Shares will also be restricted pursuant to the Articles of Association of New Oak from transferring those shares until February 28, 2014 (the "Restricted Period") — a period extending well beyond the anticipated time period necessary to finalize the liquidation of New Oak.[1] Furthermore, if after the Restricted Period New Oak has not been fully liquidated, any transfer of New Oak Shares would require the execution of a notarial deed and any shareholder wishing to make a transfer of New Oak Shares would need to first seek approval from the board of New Oak, which approval the board can withhold if the board designates another purchaser which is willing to acquire the shares for fair market value. Although highly unlikely because of the expected timing of the completion of the Liquidation, if this were to occur Oak Leaf or an affiliate of Oak Leaf would be designated to acquire such shares, unless at that time a legal or other restriction (*e.g.*, a fiduciary duty obligation) on such acquisition existed. There are no such restrictions that Oak Leaf expects at this time would exist to an acquisition under these facts. Although New Oak Shares will have voting rights, during the period following the Post-Offering Merger, while the Liquidation is finalized, New Oak will not take any action that would require a shareholder vote.[2] Similarly, while New Oak Shares will be entitled to receive dividends, no dividends will be declared or paid during the period following the Post-Offering Merger and preceding the Liquidation. DEMB Shares will not have any dissenters or appraisal rights related to the Post-Offering Merger or the New Oak Shares received pursuant thereto.

While we have not found a previous Staff non-action letter which addresses precisely the fact situation presented in the Post-Offering Merger and Liquidation, the significant factors present here have been addressed by the Staff previously in no-action relief from the registration provisions of the Securities Act.[3] We believe that taken as a whole, the operative facts and

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[1] No share certificates will be issued to holders of New Oak Shares. Record share ownership will be reflected on New Oak's share register. Under New Oak's Articles of Association, however, a change of record ownership of New Oak Shares during the Restricted Period will not be possible. Under Dutch law, a change to the share ownership can only be validly effected through the execution of a deed of transfer, executed in front of a civil-law notary in the Netherlands. Even if a civil-law notary would be willing to execute a deed of transfer, in violation of the provisions of the Articles of Association, the transfer would be null and void. New Oak Shares held on behalf of beneficial owners by a third party custodian, such as Euroclear, will also be subject to the same limitations pursuant to Dutch law.

[2] After the Post-Offering Merger, one or more shareholders of New Oak representing a minimum of 1% of the total outstanding New Oak Shares may petition the board of New Oak to convene a shareholder meeting. Any such petition, however, is subject to approval by the board of New Oak based on the exercise of its fiduciary duties. There is no action known at this time that would require shareholder action or be the basis of a valid shareholder petition.

[3] *See* Cambior Inc. (available Oct. 1, 1987 and Jan. 22, 1987); Getty Oil (Canadian Operations) Ltd. (available May 19, 1983); RMV Acquisition Inc. and Vulcan Packaging Inc. (available Nov. 2, 1988). The Staff has employed a similar analysis in connection with "vendor placements," in which target security holders do not become entitled to the incidents of ownership of the bidder's securities. In vendor placements, by accepting the bidder's offer, target security holders agree that they will receive cash for the securities *See* Singapore Telecommunications Ltd. (available May 15, 2001); Office Specialty Inc. (available Jan. 5, 2000); Airline Industry Revitalization Co. (available Sept. 9, 1999); TABCORP Holdings (available Aug. 27, 1999); Durban Roodepoort Deep Limited (available June 22, 1999); AMP Limited (available Sept. 17, 1998); Oldcastle Inc. (available July 3, 1986); Hudson Bay Mining & Smelting Co., Ltd. (available June 19, 1985).

circumstances in this situation are closely analogous to those described in those other letters. We also believe that our position expressed in this letter is consistent with the position taken by the Staff in its responses to those other letters. The other letters also involved situations where a security was issued as an intermediate, transitory step in a business combination transaction and those securities did not possess traditional incidents of ownership and were not subject to investment risk. We believe that the transitory, intermediate nature of the New Oak Shares, the structure of the Post-Offering Merger and Liquidation and the disclosures provided to the DEMB shareholders in connection with the Offer and at the time of the vote on the Post-Offering Merger regarding the Post-Offering Merger, the Liquidation Payment and the Liquidation support a similar conclusion that the issuance of the New Oak Shares does not require registration under the Securities Act.

Registration of the New Oak Shares would also serve no regulatory or investor protection purpose. Pursuant to the Offer Memorandum and the materials provided in connection with the DEMB Shareholder Meeting, the DEMB shareholders will be provided with all of the material information needed to permit them to make an informed voting decision regarding the Post-Closing Merger and Liquidation. Because New Oak shareholders will have no continuing interest in New Oak following the Liquidation, it is unlikely that any additional information that would appear in a registration statement would be useful or informative to the receipt of the intermediate, transitory New Oak Shares.

We also note that DEMB and New Oak are foreign private issuers and, under applicable Dutch law, a prospectus is not required to be delivered in connection with issuance of the New Oak Shares. As noted above, at the time the New Oak Shares are allotted U.S. holders are expected to be approximately 10% of the outstanding New Oak Shares and the average daily trading volume of DEMB in the U.S. over a recent twelve-month period was approximately 5.4%. We believe that the low expected U.S. ownership of the DEMB Shares at the time of the Post-Offering Merger and the low percentage of trading in the U.S. over the last twelve months, further support deference to the regulation of the Post-Closing Merger and Liquidation under Dutch law. The Commission recognized this approach when it adopted the exemption for offerings in connection with business combinations for the securities of foreign private issuers in Rule 802 of the Securities Act. Although the Acquirors will not be eligible to rely on Rule 802 because, among other things, the U.S. ownership calculation rules in Rule 800 of the Securities Act require that any DEMB Shares held by the Acquirors be excluded from the calculation, the policy considerations recognized by the Commission when it adopted Rule 802 are present in the Post-Offering Merger and Liquidation.

IV. Conclusion

Based upon the foregoing facts, we respectfully request on behalf of the Acquirors that the Staff confirm that it will not recommend enforcement action to the Commission if the allotment of the New Oak Shares as described herein proceeds without registration under the Securities Act.

We appreciate the Staff's consideration of these matters. If you have any questions or require any further information, please contact me at (202) 371-7180, Paul T. Schnell at (212) 735-2322 or Sean C. Doyle at (212) 735-2554.

Very truly yours,



Brian V. Breheny

cc: Paul T. Schnell and Sean C. Doyle, Skadden, Arps, Slate, Meagher & Flom LLP
Derk Lemstra and Björn van der Klip, Stibbe N.V.